Goldman, Sachs & Co.
One New York Plaza
New York, NY  10004

January 6, 1999

Nationwide Financial Services, Inc.
One Nationwide Plaza I-09-V3
Columbus, Ohio  43215

Ladies and Gentlemen:

This letter sets forth the agreement between Nationwide Financial Services, Inc. (“NFS”) and the undersigned (“we” or “Goldman, Sachs & Co.”) concerning certain administrative services to be provided by NFS with respect to the Goldman Sachs Variable Insurance Trust (the “Trust”).

1.           The Trust.  The Trust is a Delaware business trust registered with the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “Act”), as an open-end management investment company.  The Trust consists of one or more separate series (“Portfolios”) of shares and serves as a funding vehicle for variable annuity contracts and variable life insurance contracts.  As such, the Trust sells its shares to insurance companies and their separate accounts.  With respect to various provisions of the Act, the SEC requires that owners of variable annuity contracts and variable life insurance contracts be provided with materials and rights afforded to shareholders of a publicly-available SEC-registered mutual fund.

2.           NFS.           NFS is an Ohio holding company.  NFS’ subsidiary, Nationwide Life Insurance Company, and its wholly owned subsidiary Nationwide Life and Annuity Insurance Company (collectively, “Nationwide”) issues variable annuity contracts and variable life insurance policies (collectively, the “Contracts”) supported by the separate account(s) listed on Schedule B (the “Separate Account”; if more than one, the term “Separate Account” shall apply to each Separate Account subject hereto) which is registered with the SEC as a unit investment trust.  Nationwide has entered into a participation agreement (the “Participation Agreement”) with the Trust pursuant to which Nationwide purchases shares of the Trust for the Separate Account supporting Nationwide’s Contracts.

3.           Goldman, Sachs & Co.   Goldman, Sachs & Co. serves as the distributor for the Trust.  Goldman Sachs Asset Management (“GSAM”), an operating division of Goldman, Sachs & Co., serves as the Trust’s investment advisor.  GSAM supervises and assists in the overall management of the Trust’s affairs under an Investment Management Agreement with the Trust, subject to the overall authority of the Trust’s Board of Trustees in accordance with Delaware law.  Under the Investment Management Agreement, we are compensated for providing investment advisory and certain administrative services.

4.           Administrative Services.   NFS has agreed to assist us, as we may request from time to time, with the provision of administrative services to the Trust, as they may relate to the investment in the Trust by the Separate Account.  It is anticipated that such services may include (but shall not be limited to) the mailing of Trust reports, notices, proxies and proxy statements and other informational materials to owners of the Contracts supported by the Separate Account; the transmission of purchase and redemption requests to the Trust’s transfer agent; the maintenance of separate records for each owner of a Contract reflecting shares purchased and redeemed and share balances attributable to such Contract Owner in the form of units; the preparation of various reports for submission to the Trust’s Trustees; the provision of shareholder support services with respect to the Portfolios serving as funding vehicles for Nationwide’s Contracts; and the services listed on Schedule A.  NFS reserves the right to delegate its responsibilities to provide the administrative services set forth in this Agreement to Nationwide; provided, that NFS remains responsible for the full performance of any services so delegated.

5.           Payment for Administrative Services.   In consideration of the services to be provided by NFS, we shall pay NFS on a monthly basis, from our assets, including GSAM’s bona fide profits as investment adviser to the Trust, an amount equal to 25 basis points (0.25%) per annum of the average aggregate net asset value of shares of the Trust held by the Separate Account under the Participation Agreement.  For purposes of computing the payment to NFS contemplated under this Paragraph 5, the average aggregate net asset value of shares of the Trust held by the Separate Account over a one-month period shall be computed by totaling the Separate Account’s aggregate investment (share net asset value multiplied by total number of shares held by the Separate Account) on each calendar day during the month, and dividing by the total number of calendar days during such month.  The payment contemplated by this Paragraph 5 shall be calculated by GSAM at the end of each calendar month and will be paid to NFS within thirty (30) business days thereafter.

6.           Nature of Payments.  The parties to this letter agreement recognize and agree that Goldman, Sachs & Co.’s payments to the NFS relate to administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of the Contracts or of Trust shares; and, further, that these payments are not otherwise related to investment advisory or distribution services or expenses, or administrative services which NFS is required to provide to owners of the Contracts pursuant to the terms thereof.  NFS represents that it may legally receive the payments contemplated by this Agreement.

7.           Term.           This Agreement may be terminated by either party by at least 60 days’ written notice to the other.  In addition, NFS or Goldman, Sachs & Co. may terminate this Agreement immediately upon written notice to the other:  (1) if required by applicable law or regulation; (2) if Goldman, Sachs & Co. or NFS engages in any material breach of this Agreement or the corresponding Participation Agreement; or (3) in the event of an assignment as defined by Section 2(a)(4) of the Act.  This Agreement will terminate immediately and automatically with respect to Funds held in the Separate Account upon the termination of the Participation Agreement which governs a Fund’s inclusion as an investment option in the Separate Account and in such event no notice is required under this Agreement; provided that with respect to Trust shares attributable to Contract Owners which remain invested in the Trust after termination of the Participation Agreement, this Agreement shall survive.

8.           Representations and Warranties.

(a)           NFS represents and warrants that:

(i)	it is a holding company duly organized and in good standing under Ohio law;

(ii)
its entering into and performing its obligations under this letter agreement does not and will not violate its charter documents or by-laws, rules or regulations, or any agreement to which it is a party; and

(b)
Each party represents and warrants that it will keep confidential any information acquired in connection with the matters contemplated by this letter agreement regarding the business and affairs of the other and the other’s affiliates.

9.           Interpretation.                                 This letter agreement shall be construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws, subject to the following rules:

(a)
This letter agreement shall be subject to the provisions of the Act, and the rules, regulations and rulings thereunder, including such exemptions from that statute, rules and regulations as the SEC may grant, and the terms herein shall be limited, interpreted and construed in accordance therewith.

(b)	The captions in this letter agreement are included for convenience of reference and in no way define or delineate any of the provisions herein or otherwise affect their construction or effect.

10.           Amendment.                      This letter agreement may be amended only upon mutual agreement of the parties hereto in writing.

11.           Counterparts.                                This letter agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

If this letter agreement is consistent with your understanding of the matters we discussed concerning your administrative services, kindly sign below and return a signed copy to us.

Very truly yours,

Goldman, Sachs & Co.

By:

Name:              Vice President

Title:              Valerie A. Zondorak

Acknowledged and Agreed to:

NATIONWIDE FINANCIAL SERVICES, INC.

By:

Name:              Joseph P. Rath

Title:             Vice President – Chief Compliance Officer

SCHEDULE A

Maintenance of books and records

−	Record issuance of shares
−	Record transfers (via net purchase orders)
−	Reconciliation and balancing of the Separate Account at the Trust level in the general ledger, at various banks and within systems interface to the summary of each Contract Owner’s position

Purchase orders

−	Determination of net amount available for investment by the Trust
−	Deposit of receipts at Trust custodian by Trust (wire order)
−	Notify custodian of estimated amount required to pay dividend distributions or reinvestments

Redemption orders

−	Determination of net amount required for redemptions by Trust
−	Notification of custodian and Trust of cash required to meet payments
−	Cost of share redemptions

Fund-related Contract Owner services

−	Mailing costs associated with dissemination of Trust prospectus to existing Contract Owners or prospects
−	Telephonic support for Contract Owners with respect to inquiries about the Trust (not including information related to sales of annuity contracts)
−	Trust proxies (solicitation of voting instructions and preparation of materials, inclusive of printing, distribution, tabulation, and reporting)
−	Mailing costs associated with dissemination of Trust reports and notices to existing Contract Owners or prospects

Other administrative support

−	Sub-accounting services
−	Providing other administrative support to the Trust as mutually agreed between insurer and the Trust
−	Relieving the Fund of other usual or incidental administrative services provided to individual shareholders

SCHEDULE B

Nationwide VL Separate Account-D

Dated 12/____/98

Goldman, Sachs & Co. │85 Broad Street │New York, New York 10004
Tel: 212-902-1000 July 7, 1999

Heather Harker
Nationwide Financial Services
One Nationwide Plaza, 1-11-08
Columbus, Ohio  43215-2220

Re:  Letter Agreement Relating to Administrative Services for the Goldman Sachs Variable Insurance Trust (“Trust”) between Goldman Sachs & Co (“GS&Co.”) and Nationwide Financial Services (“Company”) dated January 6, 1999.

Dear Ms. Harker:

Currently, the monthly fee payable to Company for administrative services provided during a given calendar month in accordance with the above referenced agreement is paid within 30 business days after the month in which the services were provided.

Given the current size of monthly payments to date, we propose that the fee due Company under the letter agreement paid annually within 30 business days after the end of the calendar year until assets in the Company’s separate accounts investing in the Trust in the aggregate reach $5 million.  Thereafter, it is proposed that the fee be paid quarterly on an ongoing basis, within 30 business days after end of the calendar quarter in which the services to which they relate are provided.  The average aggregate net asset value used in the fee calculation for the annual and quarterly periods will be calculated in a manner consistent with the manner in which the average aggregate net asset value is calculated for the monthly period under the existing arrangement.  All payments will be made by check unless otherwise agreed.

This arrangement will be implemented in July 1999.  Accordingly, the July 1999 payment (otherwise payable within 30 business days of 7/31) will be included in the annual payment payable 30 business days after December 31, 1999, or in the applicable quarterly payment if assets reach $5 million prior to that time.

Please acknowledge your agreement with the foregoing, by signing below in the space provided.

Very truly yours,

Valerie A. Zondorak
Vice President
Goldman & Sachs & Co.

Agreed and Acknowledged:
Nationwide Financial Services

Name:  Joseph P. Rath
Title:  Vice President – Chief Compliance Officer

July 8, 1999

VIA AIRBORNE EXPRESS

Ms. Valeria A. Zondorak
Vice President
Goldman, Sachs, & Co.
85 Broad Street
New York, New York  10004

RE:           Letter Agreement Relating to Administrative Services

Dear Ms. Zondorak:

Please find enclosed for your flies an executed original of the Letter Agreement between Goldman Sachs & Co. and Nationwide Financial Services, Inc.

Should you have any questions regarding the enclosed, please do not hesitate to contact me at (614) 249-0075 or via e-mail at harkerh@nationwide.com.

Sincerely,

Heather Harker, Esq.
Compliance Manager
Nationwide Financial Services, Inc.

cc:           Megan Mooney
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